AB 3/20

[redacted]

12013919

UNI
SECURITIES AND E
Washing

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2012
WASH. D.C.
196

OMB APPROVAL	
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AB 3/10

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 AND ENDING 12/31/11 .

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BASIS FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3363 NE 163 Street, Suite 706

North Miami Beach, FL 33160

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Armen Karapetyan (786) 923-0507

ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Berman, CPA

1091 Furth Road, North Woodmere, NY 11581

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/26

SEC 1410(06-02)

OATH OR AFFIRMATION

I, Armen Karapetyan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BASIS FINANCIAL, LLC , as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHITAL P PARIKH
MY COMMISSION # EE024036
EXPIRES September 07, 2014
(407) 398-0153 FloridaNotaryService.com

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
X(c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 1 5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 1 5c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.1 7a-5(e)(3).*

BASIS FINANCIAL, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2011

BASIS FINANCIAL, LLC

DECEMBER 31, 2011

CONTENTS

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT

Stockholder and Directors
Basis Financial LLC
North Miami Beach, Florida

I have audited the accompanying statement of financial condition of Basis Financial LLC as of December 31, 2011, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Basis Financial LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12-13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert Berman CPA

North Woodmere, NY
February 23, 2012

BASIS FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

Current Assets:	
Cash and Cash Equivalents	$75,915
Receivables	390
Total Current Assets	76,305
Other Assets	32,537
TOTAL ASSETS	$ 108,842

LIABILITIES AND MEMBER'S CAPITAL

Aggregate Indebtedness	
Accounts Payable	$ 40,300
Due To Clearing	2,380
Note Payable	62,034
TOTAL LIABILITIES	104,714
Contingencies	
MEMBER'S CAPITAL	
Member's Capital	4,128
	4,128
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 108,842

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2011

Revenues:		
Commissions	$	792,036
Private Placements		55,500
Other Income		80,148
Interest Income		21
		927,705
Expenses:		
Clearing Expenses		41,607
Commissions		527,482
Arbitration Settlements		45,034
Administrative and General		406,094
		1,020,217
Net Income (Loss)	$	(92,512)

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2011

	MEMBER'S CAPITAL
Balances, beginning	$ 84,640
Capital contributions	62,000
Capital distribution	(50,000)
Net Income (Loss)	(92,512)
Balances, ending	$ 4,128

The Accompanying Notes Are an Integral Part
of These Financial Statements

BASIS FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2011

Cash Flows from Operating Activities:	
Net Income (Loss)	$ (92,512)
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing firms	150,663
(Increase) in other assets	(4,166)
(Increase) in due to clearing	2,380
(Decrease) in accounts payable	(74,237)
Total Adjustments	74,640
Net Cash Provided by (Used in) Operating Activities	(17,872)
Cash Flows from Financing Activities:	
Increase in Note Payable	25,034
Capital Distribution	(50,000)
Capital Contributions	62,000
Net Cash Provided by Financing Activities	37,034
Net Increase in Cash and Cash Equivalents	19,162
Cash and Cash Equivalents, Beginning of Year	$56,753
Cash and Cash Equivalents, End of Year	$ 75,915

The Accompanying Notes Are an Integral Part
of These Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies that affect the more significant elements of the Company's financial statements are summarized below.

ORGANIZATION

The Company is registered with the United States Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer in securities. Consequently, its record keeping is in accordance with rules and regulations prescribed by these Agencies. Basis Financial, LLC (the "Company") is a Texas corporation and is a registered broker-dealer maintaining its only office in North Miami Beach, Florida.

NET CAPITAL

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission SEC) which requires that the Company's "Aggregate Indebtedness" as defined, shall not exceed 1,500% of "Net Capital", as defined. At December 31, 2011, the Company's "Net Capital" was not in compliance with the SEC due to arbitration award and settlement which were unknown at December 31, 2011. (See Note 4 below.) As of the date of this financial statement, the Company is in compliance with its net capital requirements.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company is a Limited Liability Company and has elected to be taxed as a Partnership; therefore no income taxes are owed at the Company level.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are valued at cost. Depreciation is computed on the straight-line and accelerated methods for financial accounting purposes, based on the estimated useful lives of the assets.

COMMISSIONS

Commissions and related clearing expenses are recorded on a trade-date basis as security transactions occur.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

NOTE 2 - OPERATING LEASES

The Company has a lease on its office space which is classified as an operating lease. Total rent expense for 2011 was $90,326 net of sub-lease in payments received. The Company entered into a 4 and 1/2 year lease June 1, 2011. The base annual rent starts at $105,000 and increases to $218,791 in 2015.

The future minimum rent due under this lease is:

2012	$189,000
2013	198,450
2014	208,372
2015	218,791
Total	$814,613

The company subleases some of its space for the same period of its lease.

NOTE 3 – CONTINGENCIES

By letter dated December 21, 2011, FINRA informed Basis and its President that the FINRA Department of Enforcement had issued a Complaint alleging that they and the former registered representative had violated certain FINRA Rules, NASD Rules, and provisions of the federal securities laws. The principal allegations of the Complaint refer to alleged violations relating to alleged fraud in the conduct of Basis's private placement business. The Complaint also alleges participation in the sale of unregistered securities, failing to meet AML compliance, testing, and training obligations, failing to capture and preserve business email communications sent through personal email accounts, failing to establish and maintain reasonable supervisory systems and procedures, failing to report customer complaints, and failing to establish and maintain a supervisory system to review and monitor customer accounts of Karapetyan. FINRA has filed an amended complaint; an answer is due to be filed in March 2012. The Company and Karapetyan intend to contest this proceeding vigorously. It is not possible to estimate the likelihood of an unfavorable outcome nor the potential monetary or financial impact of such an outcome. Generally, FINRA has the right to impose fines and suspend or limit the registration of a registered broker-dealer, subject to a right of appeal to the Securities and Exchange Commission and, if such an appeal is unsuccessful, to the federal courts.

Two former customers of Basis brought an arbitration proceeding against Basis and Karapetyan arising from their alleged breach of an obligation created in a purported written agreement to pay the former customers $100,000 in four equal installments by May 1, 2007. The customers acknowledge receipt of $63,000 but allege that the payments made were late. They are seeking damages of $62,033.89, comprised of $37,000 in principal and $25,033.89 in interest. The evidentiary hearing was held on December 1, 2011. The arbitrator issued an award dated February 2, 2012 for $62,033.89, plus $3,550.00 in member fees, $200.00 in discovery-related motion fees, and $1,350.00 in hearing fees.

A former customer of Basis brought an arbitration proceeding against Basis, Karapetyan and two present and former employees of Basis, alleging churning, unsuitable recommendations and failure to supervise the former employee, a registered representative. The claim against the present employee was dismissed by the claimant. The claim was for $196,245, the out-of-pocket losses incurred by the customer during the life of the account, plus interest, punitive damages, elderly abuse damages, California Blue Sky Act damages, statutorily enhanced damages and reasonable attorney's fees. The case was settled in February 2012, before the scheduled hearing, for a payment of $20,000.00 plus up to $750.00 of the claimant's share of mediation fees.

NOTE 3 – CONTINGENCIES (Continued)

A former customer of Basis brought an arbitration proceeding against Basis, Karapetyan and two present and former employees of Basis, alleging churning, unsuitable recommendations and failure to supervise the former employee, a registered representative. The claim against the present employee was dismissed by the claimant. The claim was for $196,245, the out-of-pocket losses incurred by the customer during the life of the account, plus interest, punitive damages, elderly abuse damages, California Blue Sky Act damages, statutorily enhanced damages and reasonable attorney's fees. The case was settled in February 2012, before the scheduled hearing, for a payment of $20,000.00 plus up to $750.00 of the claimant's share of mediation fees.

A former customer of Basis brought an arbitration proceeding against Basis, Karapetyan and two present and former employees of Basis, alleging churning, unsuitable recommendations and failure to supervise the former employee, a registered representative. The claim is for $80,000, the out-of-pocket losses incurred by the customer during the life of the account, plus interest, punitive damages, elderly abuse damages, California Blue Sky Act damages, statutorily enhanced damages and reasonable attorney's fees. Basis intends to contest this claim at the hearing as vigorously as possible. It is not possible to predict with certainty the arbitrators' decision.

NOTE 4 – NET CAPITAL

The Company was not in compliance with its net capital requirements due to the arbitration settlement and award mentioned in Note 3 above. The Company received a letter from its attorney concerning the settlement in December, 2011 stating the amount of liability was not determinable. The company had received a letter from its attorney in the previous year stating the arbitration settlement amount was not determinable. At the time of filing its yearend FOCUS report, the Company had sufficient net capital. Its net capital was $15,731. It was $9,731 in excess of the required minimum net capital. The ratio of aggregate indebtedness to net capital was 379%. The Company had no reason to expect that its net capital was deficient until receipt of the legal opinion from its attorney. The Company provided net capital on February 3, 2012 of $26,000 which placed it into compliance with its requirements for its arbitration award of that day. The Company provided net capital of $20,000 on February 9, which placed it into compliance with the net capital related to the arbitration settlement. As of February 9, 2012 until the date of this financial statement the company has been in compliance with its net capital requirements.

SUPPLEMENTARY INFORMATION

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

Computation of Net Capital

Total member's capital from Statement of Financial Condition	$ 4,128
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	4,128
Non-allowable assets	(32,927)
Net capital before haircuts on securities positions	(28,799)
Haircuts on securities	(504)
Net capital	$ (29,303)
Aggregate Indebtness	
Accounts Payable	$ 40,300
Due To Clearing	2,380
Note Payable	62,034
Total Aggregate Indebtness	$ 104,714
Computation of basic net capital requirement	
Minimum net capital requirement at 1,500 percent	$ 6,981
Net capital requirement per agreement with NASD	$ 5,000
Net capital requirement	$ 6,981
(Deficit) net capital	$ (36,284)
(Deficit) net capital at 1,000 percent	$ (39,774)
Ratio of aggregate indebtedness to net capital	-357%

See the Accompanying Independent Auditor's Report

BASIS FINANCIAL, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM
NET CAPITAL RULE 15c 3-1
FOR THE YEAR ENDED DECEMBER 31, 2011

RECONCILIATION OF COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C 3-1 TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART II FILING

Net capital per December 31, 2011 FOCUS	$ 15,731
Arbitration award February 2, 2012	(25,034)
Arbitration settlement February 10, 2013	(20,000)
	$ (29,303)

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to the claims of general creditors at December 31, 2011, or at any time during the year then ended.

Balance, beginning of period	-
Increases	-
Decreases	-
Balance, end of period	-

See the Accompanying Independent Auditor's Report

ROBERT BERMAN CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Basis Financial LLC

In planning and performing my audit of the financial statements of Basis Financial LLC (The Company), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal Control) as a basis for designing our auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, the Commodity Futures Trading Commission Regulation 1.16 and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

North Woodmere, NY
February 23, 2012

ROBERT BERMAN, CPA P.C.
1091 Furth Road
North Woodmere, NY 11581
(516) 295-5394

Stockholders and Directors
Basis Financial LLC
North Miami Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ([General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Basis Financial LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Basis Financial LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Basis Financial LLC's management is responsible for the Basis Financial LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (check register) noting no differences.

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the period year ended December 31, 2011, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers relating to and deductions from revenues noting no material differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Berman CPA

February 23, 2012